July 10, 2009

Securities and Exchange Commission

Attn: Mr. Todd K. Schiffman

Judiciary Plaza

100 F Street, NE

Mail Stop 4561

Washington, D.C. 20549

Re:	Plains Capital Corporation

Amendment No. 1 to Form 10-12G

Filed June 26, 2009

File No. 000-53629

Dear Mr. Schiffman:

On behalf of our client, Plains Capital Corporation (“Plains Capital”), we submit the following responses to the letter dated July 7, 2009, containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to Plains Capital’s Amendment No. 1 to the Registration Statement on Form 10 (the “Registration Statement”). Plains Capital’s responses to the Staff’s comment letter are outlined below in the sequential order in which the comments appear in the comment letter immediately following the restated comment of the Staff. For your convenience, we are also sending to Michael Seaman a copy of this letter. Please be advised that the information provided herein has been obtained from Plains Capital.

We respectfully request that the Staff provide any further comments at its earliest convenience.

Form 10-12G/A filed June 26, 2009

General

1.	We note that the Tandy language requested in our comment letter dated May 8, 2009 was provided by your outside counsel. Please note that the Tandy representations must be made by the company.

Response:

Plains Capital has filed with the Securities and Exchange Commission an acknowledgment letter of even date herewith whereby a member of management makes such representations on behalf of Plains Capital.

Item 6. Executive Compensation

Potential Payments Upon Termination or Change in Control, page 80

2.

We note your response to prior comment 11 in which you indicate that Ms. McGill does not have any contract, agreement, plan or arrangement, whether written or unwritten, that provides for payments to her from Plains Capital at, following, or in connection with any termination. Please tell us whether any such contract, agreement, plan or arrangement exists, regardless of whether payments would come from Plains Capital. If so, revise your filing as appropriate. We note that on page 76 you indicate that you paid life insurance premiums on behalf of Ms. McGill. We further note that on page 85 you indicate that you have life insurance and accidental death and dismemberment insurance policies “in name of each of the Named Executive Officers.” Please see Item 402(j) of regulation S-K and Compliance and Disclosure Interpretation 217.14.

Response:

Plains Capital has purchased life insurance and accidental death and dismemberment insurance policies on behalf of Ms. McGill which may provide for payments to Ms. McGill’s estate in the event of her death. Plains Capital has revised Item 6 of the Registration Statement in accordance with this comment.

Item 10. Recent Sales of Unregistered Securities, page 91

3.	We note your response to prior comment 14 in which you provide additional disclosure regarding the issuance of common stock to the former stockholders of First Southwest Holdings, Inc. Please expand your disclosure to explain how the specific conditions contained in Rule 506(b)(2) have been met.

Response:

Plains Capital has revised Item 10 of the Registration Statement in accordance with this comment.

Should any members of the Staff have any questions or comments concerning the enclosed materials, please contact Gregory R. Samuel, Esq. at (214) 651-5645.

Very truly yours,

/s/ Gregory R. Samuel
Gregory R. Samuel
(214) 651-5645
Greg.Samuel@haynesboone.com

cc:	Michael Seaman

Alan B. White

Allen Custard

Jeff Isom

Scott J. Luedke

Louis Perroni

2